

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 10, 2010

Mr. G. Wilson Hughes
President
GCI, Inc.
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503

Re: **GCI, Inc.**
            Amendment No. 1 to Registration Statement on Form S-4
            Filed April 30, 2010
            File No. 333-165734

We have reviewed your responses to the comments in our letter dated April 9, 2010 and have the following additional comments. As appropriate, please amend your registration statement in response to these comments.

Directors, Executive Officers, page 69

1. We note that you have not included disclosure regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company. Please include this disclosure. See Item 401(e) of Regulation S-K.

2. We note your disclosure on page 74 that the board is unaware of any events during the past five years materially adverse to the evaluation of the ability or integrity of any director. Please include such disclosure for the past ten years. See Item 401(f) of Regulation S-K.

3. Please confirm that you have disclosed for each director all current and prior directorships held in the last five years. See Item 401(e)(2) of Regulation S-K.

Compensation Discussion and Analysis, page 74

4. Please discuss why Mr. Duncan receives compensation for his services as a director.

Elements of Compensation, page 78

5. On page 79, you disclose that Mr. Hughes' base salary consists of $225,000 cash compensation, $225,000 credited to his Deferred Compensation Arrangement account

and amortization of the prepaid portion of a retention agreement. This would suggest that Mr. Hughes' base salary is $450,000. Please reconcile this disclosure on page 79 with the disclosure on page 80 that your Compensation Committee determined to increase Mr. Hughes base compensation from $200,000 to $225,000 in 2009. In addition, please discuss why the Compensation Committee increases or decreases base salaries.

Incentive Compensation Plan, page 79

6. Please disclose the potential incentive compensation payout amounts for Mr. Landes.

7. On page 79, you disclose targeted incentive compensation amounts of $350,000 for Mr. Duncan and $100,000 for each of Mr. Hughes, Mr. Lowber and Ms. Tindall. On page 80, you disclose that the Compensation Committee authorized cash payouts that, in many cases, significantly exceeded the targeted incentive compensation amounts. Please discuss how the Compensation Committee arrived at the incentive compensation amounts it determined to pay each named executive officer. In addition, please discuss and quantify if there were any threshold or maximum potential payouts for each named executive officer.

8. Please tell us in your response letter why you determined to disclose the incentive compensation awards as bonuses in the Summary Compensation Table rather than as non-equity incentive plan compensation.

9. On page 80, you disclose that the "Compensation Committee determined that the performance requirements of the Incentive Compensation Plan had been satisfied during 2009." Please disclose the specific performance goals in future filings, including threshold, target and maximum levels for each performance goal. To the extent you believe that disclosure of the objectives or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. Please note, however, that we generally do not agree with the argument that disclosing a company-level performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed.

Stock Option Plan, page 80

10. You disclose that the exercise price for options granted under your Stock Option Plan "was identified as an amount within the trading range for our common stock on Nasdaq on the day of the grant of the option." In your response letter, tell us when the Compensation Committee determines the exercise price in relation to when the option is granted and how it determines which price within the trading range to use as the exercise price.

Summary Compensation Table, page 87

11. Please confirm that for awards of stock and options, the amount disclosed in the table is the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 (column (e)). In future filings, disclose all assumptions made in the valuation of awards in the stock and option columns of the summary compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K. Provide similar footnote disclosure for the stock and option awards columns of the director compensation table. See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Deferred Compensation Arrangements, page 91

12. For each deferred compensation arrangement with each named executive officer, please discuss the types of compensation permitted to be deferred, and any limitations (by percentage of compensation or otherwise) on the extent to which deferral is permitted. Refer to Regulation S-K Item 402(i)(3).

13. We note that Mr. Hughes' salary deferred compensation arrangements earns 10% interest per year and a separate deferred compensation arrangement earns 7.5% interest per year. We also note that Mr. Lowber's deferred compensation arrangements earn 9% and 7.25% interest per year. Please disclose as all other compensation in the Summary Compensation Table the amount of above-market or preferential earnings on compensation that is deferred on a basis that is not tax-qualified, including such earnings on nonqualified defined contribution plans. Refer to Regulation S-K Item 402(c)(2)(viii)(B).

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Reid S. Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Steven D. Miller, Esq.
        Sherman & Howard L.L.C
        Via Facsimile: (303) 298-0940